EXHIBIT 99.1

SNDL Announces Successful Completion of EU-GMP Audit at Atholville Facility

Milestone validates operational excellence and strengthens international medical cannabis opportunities

EDMONTON, Alberta, Aug. 04, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) (“SNDL” or the “Company”) today announced the successful completion of a European Union Good Manufacturing Practice ("EU-GMP") audit at its Atholville, New Brunswick cultivation facility.

The successful audit reinforces SNDL’s ability to participate in regulated international medical cannabis markets and reflects the Company’s continued focus on quality, operational excellence, and regulatory compliance. EU-GMP compliance is an important standard for supplying medical cannabis products into many international jurisdictions. The Company anticipates receipt of EU-GMP certification for its Atholville facility within the next 90 days following successful completion of the audit.

Atholville is one of SNDL’s largest cultivation assets, comprising approximately 380,000 square feet with more than 110,000 square feet of cultivation canopy and production capacity supporting approximately 4,500 kilograms per quarter, with the potential to support greater than 30 tonnes with targeted investment.

“This achievement is another example of SNDL’s commitment to disciplined execution,” said Zach George, Chief Executive Officer of SNDL. “The successful completion of this audit strengthens Atholville’s position as a strategically important asset and supports our ability to pursue international medical cannabis opportunities. Today we recognize the outstanding leadership of Tim Main and Rebecca Knight, together with the entire New Brunswick team, whose dedication and professionalism made this accomplishment possible.”

The successful audit follows continued investments in cultivation performance, facility reliability, quality systems, and process improvement at Atholville. The facility’s scale, cost structure, and ability to support international demand remain key strengths within SNDL’s cultivation platform.

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Cost Cannabis. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL’s investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com.

For more information:
Tomas Bottger
Investor Relations, SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

FORWARD-LOOKING INFORMATION

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements”), including, but not limited to, statements regarding the Company’s anticipated receipt of EU-GMP certification for the Atholville facility, the Company’s participation in international medical cannabis markets, Company’s ability to support international demand and the potential capacity of the Atholville facility. Forward-looking statements are frequently characterized by words such as “plan,” “continue,” “expect,” “project,” “intend,” “believe,” “anticipate,” “estimate,” “likely,” “outlook,” “forecast,” “may,” “will,” “potential,” “proposed” and similar words, or statements that certain events or conditions “may” or “will” occur. These statements are predictions based on assumptions, estimates, analyses and opinions considered reasonable as of the date made. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual events or results to differ materially. Readers should review the risk factors described in SNDL’s Annual Information Form dated March 11, 2026 and in SNDL’s other public disclosure documents filed with Canadian securities regulators and available under SNDL’s profiles on SEDAR+ at www.sedarplus.ca and with the Securities and Exchange Commission through EDGAR at www.sec.gov/edgar. In respect of the forward-looking statements and forward-looking information, SNDL have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. SNDL believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information or statements and no assurance can be given that such events will occur in the disclosed time frames or at all. Should one or more of the foregoing risks or uncertainties materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although SNDL has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and SNDL does not undertake any obligation to publicly update such forward-looking information or forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.